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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)*


                          North American Vaccine, Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   657-201-109
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                                 (CUSIP Number)

      Charles-A. Tessier, Vice-President, Legal Affairs and General Counsel
               BioChem Pharma Inc., 275 Armand Frappier Boulevard,
                          Laval, Quebec H7V 4A7 Canada
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 June 26, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BIOCHEM PHARMA INC.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         N/A
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Laval, Quebec, Canada
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                         7.       SOLE VOTING POWER
  NUMBER OF
    SHARES                        0             * See Item 5
 BENEFICIALLY            -------------------------------------------------------
   OWNED BY              8.       SHARED VOTING POWER
    EACH
  REPORTING                       N/A
   PERSON                -------------------------------------------------------
    WITH                 9.       SOLE DISPOSITIVE POWER

                                  0             * See Item 5
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  N/A
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

         N/A
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
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14.      TYPE OF REPORTING PERSON*

         CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

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         This amendment Number 13 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on behalf of BioChem Pharma Inc. ("BioChem"), a publicly-owned Canadian pharmaceutical company incorporated under the laws of Canada, relating to the common stock, no par value per share, of North American Vaccine, Inc. (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D as amended. Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 5.  Interest in Securities of the Issuer:

         (a) Amount Beneficially Owned

             0

         (b) Percent of Class

             0

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote                    0

             (ii)  shared power to vote or to direct the vote                  0

             (iii) sole power to dispose or to direct the disposition of       0

             (iv)  shared power to dispose or to direct the disposition of     0

         (d) Other Persons known to have the right to receive or the power to direct the receipt of dividends.

             N/A

         (e) Ownership of Five Percent or Less of a Class

         On June 26, 2000, Baxter International Inc. ("Baxter") completed its acquisition of all of the Company's outstanding common stock ("Common Stock") by means of an arrangement (the "Arrangement") under Section 192 of the Canada Business Corporation Act. Pursuant to the Arrangement, each share of common stock was exchanged for 0.1021 shares of Baxter common stock plus a cash payment of $0.03 and each share of Class A convertible preferred stock was exchanged
(on an as-converted basis) for 0.1021 shares of Baxter common stock plus a cash payment of $0.03 per share. In addition, all of the Warrants held by BioChem were terminated in consideration of an aggregate cash payment to BioChem of $1,194,375.

        BioChem beneficially owns $9,000,000 aggregate principal amount of the Company's 4.5% Convertible Secured Notes due 2003 (the "Notes") which are convertible into 1,053,778 shares of Common Stock. BioChem has been informed by Baxter that, pursuant to the terms of the Share Exchange Agreement, as amended, the Notes will be redeemed pursuant to the terms of the Indenture between the Company and Bankers Trust Company governing the Notes, which redemption is expected to be completed within approximately 60 days of the date hereof. Upon redemption of the Notes held by BioChem, BioChem will no longer beneficially own any securities or instruments issued by the Company.




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                                    Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BIOCHEM PHARMA INC.



                                   By:      /s/ Charles-A. Tessier
                                            Charles-A. Tessier
                                            Vice-President, Legal Affairs and
                                            General Counsel


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